EXHIBIT 23.5

CONSENT OF EXPERT

Reference is made to the feasibility study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “Report”).

In connection with the filing of Pretium Resources Inc.’s registration statement on Form S-8 dated September 1, 2016 and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), I, Herbert (Bert) A. Smith, on behalf of AMC Mining Consultants (Canada) Ltd. (the “Company”), consent to the use of the Company’s name and references to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement.

Yours truly,

/s/ Herbert (Bert) A. Smith

AMC Mining Consultants (Canada) Ltd.
September 1, 2016